UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2017

METALDYNE PERFORMANCE GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36774	47-1420222
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Towne Square, Suite 550,
Southfield, MI		48076
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (248) 727-1800

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On March 31, 2017, Metaldyne Performance Group Inc. (the “Company” or “MPG”) and American Axle & Manufacturing Holdings, Inc. (“AAM”) received approval of the proposed acquisition of the Company by AAM from the Federal Economic Competition Commission of Mexico (the “COFECE”). Approval from the COFECE was the only remaining regulatory approval required under the Agreement and Plan of Merger, dated as of November 3, 2016 (the “Merger Agreement”), by and among the Company, AAM and Alpha SPV I, Inc., a wholly owned subsidiary of AAM (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of AAM (the “Merger”). Subject to the adoption of the Merger Agreement and approval of the transactions contemplated thereby by the Company’s stockholders at the Company’s special meeting of stockholders and the approval by AAM’s stockholders of the issuance of shares of common stock of AAM to the Company’s stockholders in the Merger at AAM’s special meeting of stockholders, each to be held on Wednesday, April 5, 2017, as well as the satisfaction or waiver of the other remaining customary conditions to closing set forth in the Merger Agreement, the Company and AAM currently expect that the transaction will close on or about April 6, 2017.

Cautionary Note Regarding Forward-Looking Statements

Certain information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed transaction, constitutes “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “projects,” “believes,” “seeks,” “targets,” “forecasts,” “will,” “would,” or similar expressions, and variations or negatives of these words.

Important risk factors that may cause actual results to differ from those described in the forward-looking statements include the following: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or otherwise affect the completion of the proposed transaction on the anticipated terms and timing, including the risk that MPG’s stockholders may not approve the proposed merger or that AAM’s stockholders may not approve the share issuance in connection with the proposed merger, that AAM might fail to obtain alternative financing in the event of any failure of its existing financing commitments for the transaction, or that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; or (ii) potential litigation relating to the proposed merger.

Additional risks and uncertainties are contained in MPG’s and AAM’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the joint proxy statement/prospectus. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all the potential risks, uncertainties or assumptions that could have a material adverse effect on MPG’s or AAM’s consolidated financial condition or results of operations or cause MPG’s or AAM’s current expectations or beliefs to change. Persons reading this communication are cautioned against relying on any forward-looking statements, which speak only as of the date hereof and should be read in conjunction with the other cautionary statements that are included elsewhere herein, in the joint proxy statement/prospectus and in MPG’s and AAM’s public filings, including those described under “Risk Factors” in their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Neither MPG nor AAM assumes any obligation, and each expressly disclaims any obligation, to publicly provide revisions or updates to any forward-looking statements, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in connection with the proposed merger of MPG with Merger Sub, pursuant to which MPG would become a wholly-owned subsidiary of AAM. In connection with the proposed merger, AAM has filed with the SEC a registration statement on Form S-4 (File No. 333-215161) (as amended, the “Registration Statement”) that includes a joint proxy statement of MPG and AAM and also constitutes a prospectus of AAM. The Registration Statement was declared effective by the SEC on March 6, 2017. On March 6, 2017, MPG also filed with the SEC the Definitive Proxy Statement in connection with the proposed merger and MPG mailed the Definitive Proxy Statement to its stockholders beginning on or around March 7, 2017. MPG and AAM may also file other documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and Definitive Proxy Statement and other documents filed with the SEC by MPG and AAM free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by MPG will also be made available free of charge on MPG’s investor relations website. Copies of documents filed with the SEC by AAM will also be made available free of charge on AAM’s investor relations website.

Participants in the Solicitation

MPG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MPG’s stockholders in respect of the proposed merger. Information regarding MPG’s directors and executive officers is contained in the Company’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and Definitive Proxy Statement and may also be contained in other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METALDYNE PERFORMANCE GROUP INC.

By:	/s/ Thomas M. Dono, Jr.
	Name:	Thomas M. Dono, Jr.
	Title:	Executive Vice President, General Counsel & Secretary

Date: April 3, 2017